UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40754

Cazoo Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Extraordinary General Meeting and Commencement of Winding Up

Cazoo Group Ltd (“Cazoo” or “the Company”) announces that, at its Extraordinary General Meeting (“EGM”) held on July 2, 2024, the Company’s shareholders approved, as an ordinary resolution: (a) that the Company be placed in voluntary winding up, on the basis that it is unable to pay its debts (the “Winding Up”); (b) that Neema Griffin and David Soden be appointed joint voluntary liquidators (the “Voluntary Liquidators”) of the Company with the power to act individually or jointly and severally; and (c) the remuneration of the Voluntary Liquidators. Accordingly, as of July 2, 2024, our share transfer books are closed and we will not record any further transfers of our ordinary shares unless approved by the Grand Court of the Cayman Islands Court (the “Court”). In addition, we will not issue any ordinary shares upon exercise of outstanding options or warrants.

The Voluntary Liquidators were appointed immediately following the EGM and, pursuant to Cayman Islands law: (a) notice of the appointment of the Voluntary Liquidators will be published in the Cayman Islands Official Gazette (and the Voluntary Liquidators have taken steps to cause the notice to be published), which will invite creditors of the Company to submit to the Voluntary Liquidators details of their claims against the Company; (b) notice of the Winding Up has been filed with the Cayman Islands Registrar of Companies; and (c) the Voluntary Liquidators’ ‘consents to act’ have been filed with the Cayman Islands Registrar of Companies. At the end of the 28-day period, which will be on or around July 31, 2024, the Company expects that the Voluntary Liquidators will apply to the Court to continue the Winding Up under the supervision of the Court as an official liquidation and the Voluntary Liquidators be appointed as joint official liquidators (the “Official Liquidators”) of the Company. The Voluntary Liquidators will take steps to change the Company’s registered office to Teneo (Cayman) Limited, Ground Floor, Harbour Place, 103 South Church Street, P.O. Box 10245, George Town, Grand Cayman, KY1-1003, Cayman Islands.

The Voluntary Liquidators will act as agents of the Company and their authority to bind the Company will displace the authority of the directors to do so. Accordingly, as of July 2, 2024, each of the directors of the Company submitted letters of resignation and ceased to be directors. Cayman Islands law gives the Voluntary Liquidators wide powers to deal with the affairs of the Company (in some cases, once the liquidation is brought under the supervision of the Court, with the sanction of the Court). The Voluntary Liquidators will liquidate any remaining assets and satisfy or make reasonable provisions for the Company’s remaining obligations. The Company does not expect that there will be any remaining proceeds for shareholders.

The Winding Up will continue as long as it takes the Official Liquidators to wind up the affairs of the Company. Once the affairs of the Company have been finally wound up, the Official Liquidators will seek an order from the Court that the Company be dissolved.

Sale of Third-Party Platform

On June 27, 2024, the Cazoo brand and certain intellectual property assets related to the third-party platform operated by the Company’s operating subsidiary, Cazoo Ltd (in administration), were sold. Following the sale, realizable assets have been disposed of and all remaining operations (if any) of the Company and its subsidiaries in administration/liquidation will be wound down. The Company’s new warrants, which were issued on December 6, 2023, were not exercisable on June 27, 2024, and so were canceled in accordance with their terms.

Forward-Looking Statements

This report contains “forward-looking statements”. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “plan,” “seek,” “intend,” “will,” “could,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) our ability to complete the Winding Up in a timely manner; (2) that our shareholders will not realize any value from the Company’s shares that they own; (3) the possibility that our creditors will not receive a full recovery in connection with our Winding Up; (4) the risk that our shareholders will not be able to buy or sell shares after we close our share transfer books in connection with the Winding Up; (5) the impact of business uncertainties in connection with the Winding Up; (6) the risk that we may have liabilities or obligations about which we are not currently aware; (7) the risk that the cost of settling our liabilities and contingent obligations could be higher than anticipated; and (8) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Form 6-K filed on March 6, 2024 and in subsequent filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Media:

Jess Reid – Teneo +44 (0) 7919 685287

Anthony Di Natale – Teneo +44 (0) 7880 715975

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAZOO GROUP LTD

Date: July 2, 2024	By:	/s/ Gareth Purnell
	Name:	Gareth Purnell
	Title:	Chief Financial Officer